SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-89839 0-20957

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sun National Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sun Bancorp, Inc. / NJ
226 Landis Avenue
Vineland, New Jersey 08360

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun National Bank 401(k) Plan

Date: June 25, 2004

By: ______________________

Stephen H. Brolly
Its Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Sun National Bank 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

SUN NATIONAL BANK
401(k) PLAN

TABLE OF CONTENTS

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
Sun National Bank 401(k) Plan
Vineland, New Jersey

We have audited the accompanying statements of assets available for benefits of the Sun National Bank 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2004

SUN NATIONAL BANK 401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Sun National Bank—cash account	$ 25,195	$ 22,027
Investments, at fair value	11,228,583	6,241,396
Participant loans receivable	212,701	151,174
Total assets	11,466,479	6,414,597
ASSETS AVAILABLE FOR BENEFITS	$11,466,479	$6,414,597

See notes to the financial statements.

SUN NATIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Employer contributions	$ 398,665	$ 334,155
Employee contributions	1,249,441	1,139,538
Rollover contributions and transfers in	22,977	14,957
Net appreciation in fair market value of investments and cash account	4,078,841	220,922
Total additions	5,749,924	1,709,572
DEDUCTIONS—Distributions to participants	698,042	715,025
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	5,051,882	994,547
ASSETS AVAILABLE FOR BENEFITS—Beginning of year	6,414,597	5,420,050
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 11,466,479	$ 6,414,597

See notes to the financial statements.

1. DESCRIPTION OF THE PLAN

The Sun National Bank (the "Bank") 401(k) Plan (the "Plan") is a defined contribution plan that was initiated on January 1, 1996. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. ***General***—The Plan is a defined contribution plan covering all full-time employees of the Bank who have 90 days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. ***Sun National Bank-Cash Account***—Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Sun Bancorp, Inc. common stock.

c. ***Contributions***—Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Bank's board of directors.

d. ***Participant Accounts***—Each participant's account is credited with the participant's contribution and allocations of the Bank's contribution and Plan earnings. Allocations are based on participant earnings of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Administration expenses are paid directly by the Bank outside of the Plan's assets.

e. ***Vesting***—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of contribution service. A participant is 100 percent vested after four years of credited service.

f. ***Investment Options***—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds (see Note 6). Employer contributions are made in Sun Bancorp, Inc. common stock. A participant may elect to transfer that contribution to any investment fund.

g. ***Participant Loans Receivable***—A participant may borrow from his or her fund accounts up to a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Loans Receivable Fund. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator.

h. ***Payment of Benefits***—On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant's vested interest in his or her account.

i. *Forfeited Accounts*—At December 31, 2003 and 2002, forfeited nonvested accounts totaled approximately $3,000 and $21,000, respectively. These forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions.

j. *Net Appreciation in Fair Value of Investments*—Net appreciation in fair value of investments includes realized gains and losses, investment income and appreciation or depreciation in the fair market value of the investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments—The Plan's investments are stated at fair value based on a third-party independent report. Investments are recorded by the Plan as of their trade dates.

Recognition of Income—Dividends and interest, which are included in the line item "net appreciation in fair value of investments," are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gain or loss on the Plan's investments in income in the year in which it occurred.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Bank reserves the right, at any time, to discontinue permanently or temporarily its contributions to the Plan and to terminate its participation in the Plan. The interest of the members shall be nonforfeitable and fully vested in the event the Plan is terminated.

4. TAX STATUS

As of January 1, 2002, the Bank has adopted a nonstandardized defined contribution flexible 401(k) plan provided by Delaware Management Trust Company and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2002 to comply with the applicable provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Internal Revenue Service has determined and informed Delaware Management Trust Company by letter dated August 7, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PARTIES IN INTEREST

Plan Administrator	Sun National Bank
Plan Trustee	Delaware Management Trust Company
Plan Custodian	Delaware Investments

6. **SUMMARY OF INVESTMENTS BY TYPE**

Upon enrollment in the Plan, a participant may select from any of the twelve investment options as described by the Plan Custodian and summarized below. Delaware Investments invests the contributions consistent with the direction of the participants.

MFS Massachusetts Investors Growth Stock Fund—Seeks long-term growth of capital and future income rather than current income.

Delaware S&P 500 Index Fund—Invests in stocks listed in the Standard & Poors 500 Index, focusing on the growth of assets, while moderating risk.

AIM Premier Equity Fund—Seeks to achieve long-term growth of capital; income is a secondary objective. The fund diversifies its holdings among core, growth and value equity investment disciplines to construct a single core investment portfolio.

Columbia Growth & Income Fund—Seeks long-term growth and income by investing at least 65% of its total assets in common stocks of U.S. companies with equity market capitalizations in excess of $3 billion.

Columbia Mid Cap Value Fund—Seeks long-term capital growth by investing primarily in middle capitalization stocks.

State Street Research Aurora Fund—Seeks to provide high total return, consisting principally of capital appreciation by investing at least 65% of total assets in small capitalization value stocks.

PIMCO Total Return Fund—Seeks maximum total return, consistent with preservation of capital and prudent investment management.

AIM International Growth Fund—Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities with strong earnings momentum.

MFS Total Return Fund—Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Its secondary objective seeks reasonable opportunity for growth of capital and income.

Delaware American Government Bond Fund—Seeks high current income consistent with safety of principal by investing primarily in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Delaware Preservation Account—Invests in investment contracts with a focus on maintaining the stable value of its accounts.

Sun Bancorp, Inc. Common Stock—Contributions are invested in common stock of Sun Bancorp, Inc., the holding company of Sun National Bank.

7. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's assets.

	December 31, 2003	December 31, 2002
Columbia Growth & Income Fund	$ 707,681	
Sun Bancorp, Inc. Common Stock	6,214,822	$2,971,157
Delaware Preservation Account	720,389	710,672
Delaware S&P 500 Index Fund	976,956	629,291
Liberty Growth and Income Fund		470,364
MFS Massachusetts Investors Growth Stock Fund		413,000

The following presents detail of the net appreciation (depreciation) in fair value of investments, including investment income and realized gains and losses, and the Sun National Bank cash account.

	December 31, 2003	December 31, 2002
Columbia Growth & Income Fund	$ 67,894	
Columbia Mid Cap Value Fund	23,548	
Sun Bancorp, Inc. Common Stock	3,401,398	$ 766,964
Delaware Preservation Account	27,569	29,341
Delaware American Government Bond Fund	4,544	10,924
MFS Total Return Fund	61,318	(23,299)
AIM International Growth Fund	16,992	(3,227)
PIMCO Total Return Fund	15,977	14,027
State Street Research Aurora Fund	113,365	(35,282)
Liberty Select Value Fund	8,446	(10,071)
Liberty Growth & Income Fund	39,945	(124,815)
AIM Premier Equity Fund	16,754	(6,645)
Delaware S&P 500 Index Fund	187,303	(225,371)
MFS Massachusetts Investors Growth Stock Fund	93,665	(169,974)
Sun National Bank-Cash Account	123	(1,650)
	$4,078,841	$ 220,922

8. RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

* * * * * *

SUN NATIONAL BANK 401(k) PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Delaware Investments	Preservation Account	$ 720,389
* Delaware Investments	American Government Bond Fund	259,577
PIMCO	Total Return Fund	426,991
MFS	Total Return Fund	504,020
* Delaware Investments	S&P 500 Index Fund	976,956
Columbia	Growth & Income Fund	707,681
AIM	Premier Equity Fund	103,967
Columbia	Mid Cap Value Fund	180,437
MFS	Massachusetts Investors Growth Stock Fund	564,929
State Street	Research Aurora Fund	452,026
AIM	International Growth Fund	116,788
* Sun National Bank	Cash Account	25,195
* Sun Bancorp, Inc.	Common Stock	6,214,822
Participant loans	Loan rates ranged from 5.00% to 10.50% Loan maturity dates ranged from 2/04 to 2/29	212,701
		$11,466,479

*Indicates party-in-interest to the Plan

EXHIBIT 2

Consent of Deloitte & Touche LLP

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-35535 of Sun Bancorp, Inc. on Form S-8 of our report dated June 25, 2004, appearing in the Annual Report on Form 11-K of Sun National Bank 401(k) Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 25, 2004

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sun National Bank 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2003, as filed by Sun Bancorp, Inc. (the "Company") with the Securities and Exchange Commission on the date hereof (the "Report"), we, Stephen H. Brolly, Plan Administrator and Dan A. Chila, Executive Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. ' 1350, as adopted pursuant to ' 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Stephen H. Brolly
Plan Administrator

Dan A. Chila
Executive Vice President and
Chief Financial Officer

June 25, 2004

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.